UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MGT Capital Investments, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

55302P202

(CUSIP Number)

May 24, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this

Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55302P202	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS

J&S Gaming, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

State of New York

Number of Shares Beneficially Owned by Each Reporting Person With:
5. SOLE VOTING POWER
350,000 (see Note 1)

6. SHARED VOTING POWER
None

7. SOLE DISPOSITIVE POWER
350,000 (see Note 1)

8. SHARED DISPOSITIVE POWER
None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
350,000 (See Note 1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.26% (see Note 1)

12.	TYPE OF REPORTING PERSON
CO

***Note 1***

J&S Gaming, Inc. is a New York Corporation (“J&S”). Pursuant to a Contribution and Sale Agreement (the “Sale Agreement”) between J&S, the issuer and MGT Gaming, Inc. and effective May 24, 2012, the reporting person is deemed to beneficially own 350,000 shares of common stock of the issuer underlying warrants issued pursuant to the Sale Agreement.

CUSIP No. 55302P202	13G	Page 3 of 4 Pages

Item 1.

(a)	Name of Issuer

MGT Capital Investments, Inc. a Delaware corporation (the 'Company').

(b)	Address of Issuer's Principal Executive Offices

500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528

Item 2(a).	Name of Person Filing

This statement is filed by J&S Gaming, Inc. (“Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence

12 May Hill Lane
Dix Hill, NY 11746

Item 2(c).	Citizenship

State of New York

Item 2(d)	Title of Class of Securities

Common Stock, par value $0.001 per share (the 'Common Stock')

Item 2(e)	CUSIP Number 55302P202

Item 3.

Not applicable.

Item 4.	Ownership

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 55302P202	13G	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: June 12, 2012

J&S Gaming, Inc.

By:	/s/ Steven Brandstetter
Name:	Steven Brandstetter
Title:	Authorized Signatory
J&S Gaming, Inc.